UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

FOMENTO ECONÓMICO MEXICANO, S.A. B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, furnishing the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes  ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date: April 27, 2012

FEMSA Files 2011 SEC Annual Report

Monterrey, Mexico, April 27, 2012— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) filed today its annual report on Form 20-F with the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2011.

The report is available on FEMSA’s investor relations website at http://ir.femsa.com/sec.cfm. Shareholders may receive a hard copy of the report, which includes FEMSA’s audited financial statements, free of charge through the contact below.

Contact:

investor@femsa.com.mx

(52) 818-328-6167

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FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers, with operations in over 70 countries.